Exhibit 99.3

Theratechnologies Announces Financial Results for First Quarter of 2012

Montreal, Canada – April 13, 2012 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THER) today announced its financial results for the first quarter ended February 29, 2012.

First Quarter Financial Highlights

•	Consolidated revenues of $3,190,000
•	Increase in royalties from $4,000 to $836,000
•	Decrease in R&D expenses of 56% to $1,313,000
•	Decrease in selling and market development expenses of 45% to $261,000
•	Decrease in general and administrative expenses of 36% to $2,043,000
•	Restructuring costs of $6,058,000 (including onerous lease provision of $4,055,000)
•	$28,889,000 in liquidities available at quarter-end

“Following our restructuring efforts late last year, we are well positioned as we continue to move forward with our business plan for 2012. While the U.S. is currently the only market where EGRIFTATM is being commercialized, regulatory applications in several key markets are progressing steadily. These markets include Europe, Latin America and finally Canada, where we recently signed a promising commercialization agreement with Actelion,” said John-Michel T. Huss, President and Chief Executive Officer of Theratechnologies.

“In terms of U.S. revenues, royalties increased 26% compared to the previous quarter. While we are pleased to see progress, we are counting on our partner EMD Serono to do even more to accelerate market penetration in this territory,” added Mr. Huss.

“First quarter results are starting to reflect cost savings resulting from last year’s restructuring initiatives. Excluding the impact of restructuring costs, our expenses are significantly lower across the board. From an expense perspective, we are on track with forecasts made earlier for 2012. We are well financed and will keep managing our use of cash carefully,” added Luc Tanguay, Senior Executive Vice President and Chief Financial Officer of Theratechnologies.

First Quarter Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the period ended February 29, 2012, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A for the first quarter ended February 29, 2012, and the unaudited consolidated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars. As used herein, EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

Revenues are mainly sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and the amortization of the initial payment received upon the closing of the agreement with EMD Serono.

Under the terms of our agreement, we supply EGRIFTATM to EMD Serono for resale. The revenues generated from these sales amounted to $1,279,000 in the three-month period compared to $1,798,000 in the prior-year period. The prior-year sales reflect the initial build-up of stocks by EMD Serono in preparation for the product launch in the U.S. market.

Royalties are almost entirely derived from the sales of EGRIFTATM and are paid quarterly in arrears based on the calendar year. In the three-month period ended February 29, 2012, we received royalty revenue from EMD Serono of $836,000 in relation to the selling period from October 1, 2011 until December 31, 2011, compared to $4,000 for the same period in 2011.

Revenues also include the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. For the three-month period ended February 29, 2012, an amount of $1,070,000 ($1,711,000 for the same period in 2011) was recognized as revenue related to this transaction. The decrease in the amortization amount for the current year reflects a change in the service period attributed to the initial payment. Prior to the second quarter of 2011, the initial payment was to be fully amortized by year end 2012. However, the addition of some further development work has caused us to extend the service period to year end 2013. At February 29, 2012, the remaining deferred revenues related to this transaction recorded on the statement of financial position amounted to $7,488,000.

Reflecting the variations in product sales, royalties and amortization of the initial payment, consolidated revenues for the three-month period ended February 29, 2012 amounted to $3,190,000 compared to $3,518,000 for the same period in 2011.

For the three-month period ended February 29, 2012, the cost of sales of EGRIFTATM totaled $1,337,000 compared to $2,595,000 for the same period in 2011. Cost of sales exceeded sales revenue in both periods due to an accounting requirement that we expense certain historical inventory costs as well as the current costs related to validating back-up suppliers for raw materials and finished goods. This is a temporary situation and product sales will become profitable when our old inventory is depleted, which is expected in 2012, and the costs associated with validating additional suppliers are behind us. Cost of sales is detailed in note 5 “cost of sales” of our unaudited consolidated financial statements for the three-month periods ended February 29, 2012 and February 28, 2011.

Research and development, or R&D expenses, net of tax credits, totaled $1,313,000 for the three months ended February 29, 2012 compared to $2,993,000 in the comparable period of 2011, a decrease of 56%. The significant reduction in R&D expenses is largely attributable to restructuring and the adoption of a more focused business plan. Current R&D activities include helping our commercial partners to pursue regulatory approvals in their respective jurisdictions, developing a new formulation of EGRIFTATM and pursuing the development of the new GRF peptide.

Selling and market development expenses amounted to $261,000 for the three months ended February 29, 2012 compared to $477,000 in 2011, a decrease of 45%. With licensing agreements now in place in the major markets, the ongoing selling and market development expenses are costs associated with the management of the agreements with our commercial partners.

General and administrative expenses amounted to $2,043,000 for the three-month period ended February 29, 2012 compared to $3,215,000 in the comparable period of 2011, a decrease of 36%. The expenses in the 2012 period were lower as a result of the restructuring. The higher expenses in 2011 included costs related to the change in leadership of the Company, many of which were entirely expensed in the first three months of the fiscal year. In addition, all of the annual compensation paid to the directors in deferred stock units was expensed in the first three months of 2011. In 2012, deferred stock units granted as compensation to our directors are being granted quarterly.

On December 7, 2011, we announced that we were discontinuing our clinical program evaluating tesamorelin in muscle wasting associated with COPD, resulting in the lay-off of 34 employees, and giving rise to restructuring costs of $6,058,000 in the three months ended February 29, 2012. The largest cost is an onerous lease provision of $4,055,000, which is based on the Company now occupying approximately fifty percent of its leased premises. It includes a provision for the future lease costs of the vacant portion of the premises, net of estimated of sublease rentals that could reasonably be obtained. In light of this provision, the liability related to deferred lease inducements has been reduced by $481,000. The onerous lease provision is based on management’s best estimates of sublease rates that have yet to be negotiated, the timing of a sublease transaction, discount rates and other factors. The remaining restructuring costs include employee termination benefits of $1,163,000, costs associated with terminating the COPD clinical program of $1,036,000 and professional fees of $285,000.

Finance income for the three-month period ended February 29, 2012 was $277,000 compared to $372,000 in the same period in 2011. Interest revenues in 2012 were lower than 2011 due to the gradual decline in the portfolio size as investments are liquidated to fund operations as well as to a slightly lower average rate of return.

Finance costs for the three months ended February 29, 2012 were a gain of $67,000 on positive foreign exchange fluctuations, compared to finance costs of $577,000 in the same period of 2011. The prior-year period includes a foreign exchange loss of $550,000 incurred upon receipt of a US$25,000,000 milestone payment from EMD Serono. The milestone payment had originally been converted into the functional currency of the Company at the more favorable exchange rate in effect at the November 30, 2010 fiscal year end for an exchange gain of $635,000 at that time.

Taking into account the revenues and expenses described above, we recorded a net loss of $7,484,000 (including the December 2011 restructuring costs of $6,058,000), or $0.12 per share, in the three-month period ended February 29, 2012, compared to a net loss of $5,932,000 or $0.10 per share for the same period in 2011.

At February 29, 2012, liquidities, which include cash and bonds, amounted to $28,460,000 and tax credits and grants receivable amounted to $429,000, for a total of $28,889,000.

Use of cash from operating activities was $7,929,000 for the three months ended February 29, 2012, compared to $7,764,000 in the comparable period of the prior year. The current-year amount includes the cash impact of the December restructuring as well as a raw material inventory buildup of $3,248,000 in preparation for potential regulatory approvals in territories outside the United States.

Conference Call Details

A conference call will be held today at 8:30 a.m. ET to discuss the results. The call will be hosted by John-Michel T. Huss, President and Chief Executive Officer, and Luc Tanguay, Senior Executive Vice President and Chief Financial Officer. The conference call is open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-800-762-2596 (North America) or 1-416-981-9000 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until April 27, 2012, by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21586611.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. For more information about Theratechnologies, please visit www.theratech.com. Additional information, including the public documents filed by Theratechnologies, is also available on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, information regarding the potential regulatory approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the development of a new GRF peptide suitable for the treatment of a broad range of medical indications, the development of new methods of administration for this new GRF peptide, the profitability of our product sales and the timing of the depletion of our old inventory of product.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that EGRIFTATM will receive approvals in the territories where we have entered into commercial agreements with third parties, the safety and efficacy data gathered through the development of tesamorelin will be accepted by regulatory authorities in connection with their review of regulatory submissions made by our commercial partners, no additional clinical studies will be required by regulatory authorities to obtain regulatory approval of EGRIFTATM, if approved, EGRIFTATM will be accepted by the marketplace and will be on the list of reimbursed drugs by third-party payers in the territories where approval will be obtained, our relations with our commercial partners and our third-party suppliers of EGRIFTATM will be conflict-free and such third-party suppliers will have enough capacity to manufacture and supply EGRIFTATM to meet its demand and will manufacture on a timely-basis, we will have the capacity to develop our new GRF peptide and our old inventory of products will be depleted in 2012. These risks and uncertainties include, but are not limited to, the risk that EGRIFTATM is not approved in all or some of the territories covered by our commercial agreements with third parties, the risk that, even if approved revenue and royalties we expect to generate from sales of EGRIFTATM are not high enough to sustain our business, the risk that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTATM, the risk that the supply of EGRIFTATM to our commercial partners is delayed or suspended as a result of problems with our suppliers, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls, the risk that our intellectual property is not adequately protected, the risk that delays occur in the filing of regulatory submissions or obtaining regulatory approval in certain territories, the risk that we are unable to discover and develop our new GRF peptide and the risk that our old inventory of product is not depleted in 2012.

We refer potential investors to the “Risk Factors” section of our Annual Information Form (AIF) dated February 27, 2012. The AIF is available at www.sedar.com and at www.sec.gov under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Roch Landriault

NATIONAL Public Relations

Phone: 514 843-2345

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